================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)


                        BURNHAM PACIFIC PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

 COMMON STOCK, $.01 PAR VALUE                                    12232C108
--------------------------------------------------------------------------------
(Title of class of securities)                                 (CUSIP number)

                            JEFFREY J. WEINBERG, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  MAY 27, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 37 Pages)

================================================================================



NY2:\526869\03\B@J903!.DOC\72825.0006

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 2 of 37
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JUBILEE LIMITED PARTNERSHIP
                    I.R.S. IDENTIFICATION NOS.                                     31-1382356
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             OHIO

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,386,000
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,386,000
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,386,000

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.3%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         PN

------------------- ------------------------------------------------- --------------------------------------------------------------


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 3 of 37
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JUBILEE LIMITED PARTNERSHIP III
                    I.R.S. IDENTIFICATION NOS.                                     31-1487226
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             OHIO

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,219,800
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,219,800
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,219,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       3.8%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         PN

------------------- ------------------------------------------------- --------------------------------------------------------------


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 4 of 37
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       SCHOTTENSTEIN PROFESSIONAL ASSET MANAGEMENT CORP.
                    I.R.S. IDENTIFICATION NOS.                                     31-1289300
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          2,605,800
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     2,605,800

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       2,605,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       8.2%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 5 of 37
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JAY L. SCHOTTENSTEIN
                    I.R.S. IDENTIFICATION NOS.                                     ###-##-####
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             USA

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          2,605,800
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     2,605,800

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       2,605,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       8.2%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         IN

------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 6 of 37
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       SCHOTTENSTEIN STORES CORPORATION
                    I.R.S. IDENTIFICATION NOS.                                     31-0820773
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       0

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       0%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------


                  This Statement is being filed by Jubilee Limited Partnership ("JLP"), Jubilee Limited Partnership III ("JLPIII"), Schottenstein Professional Asset Management Corp. ("SPAMC"), Jay L. Schottenstein ("JS") and Schottenstein Stores Corporation ("SSC"). JLP, JLPIII, SPAMC, JS and SSC (each a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares and are collectively referred to as the "Reporting Group." This Statement constitutes the original Report of the Reporting Group.

                  The summary description contained in this statement on
Schedule 13D (this "Statement") of certain documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as exhibits hereto. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to shares of common stock, $.01 par value (the "Shares"), of Burnham Pacific Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 610 West Ash Street, San Diego, CA 92101.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The following information relates to JLP:

                    (i)       Name: Jubilee Limited Partnership

                    (ii)      Place of Organization: Ohio

                    (iii) Principal Business: Investments in real estate; JLP also is a general partner in Schottenstein Bernstein Capital Group, a retail asset management company

                    (iv) Principal Business Address: 1800 Moler Road, Columbus, OH 43207



                                    (7 of 37)

                    (v) During the last five years, JLP has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The following information relates to JLPIII:

                    (i)       Name: Jubilee Limited Partnership III

                    (ii)      Place of Organization: Ohio

                    (iii)     Principal Business: Investments in real estate

                    (iv) Principal Business Address: 1800 Moler Road, Columbus, OH 43207

                    (v) During the last five years, JLPIII has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The sole general partner of each of JLP and JLPIII is Schottenstein Professional Asset Management Corp. ("SPAMC").


                  The following information relates to SPAMC:

                    (i)       Name: Schottenstein Professional Asset Management
                              Corp.


                                   (8 of 37)

                    (ii)      Place of Organization: Delaware

                    (iii)     Principal Business: Investments in real estate

                    (iv) Principal Business Address: 1800 Moler Road, Columbus, OH 43207

                    (v) During the last five years, SPAMC has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                  Listed in Appendix A hereto are the names, business addresses and principal occupations of the directors, executive officers and controlling persons of SPAMC. Each of the persons listed on Appendix A is a citizen of the United States. During the last five years, none of the persons listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The outstanding common stock of SPAMC is owned by ten trusts, each with its principal office at 1800 Moler Road, Columbus, OH 43207. JS serves as trustee for each trust.


                  The following information relates to SSC:

                    (i)       Name: Schottenstein Stores Corporation

                    (ii)      Place of Organization: Delaware


                                   (9 of 37)

                    (iii) Principal Business: Owner and operator of retail operations and owner of real estate

                    (iv) Principal Business Address: 1800 Moler Road, Columbus, OH 43207

                    (v) During the last five years, SSC has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Listed in Appendix B hereto are the names, business addresses and principal occupations of the directors, executive officers and controlling persons of SSC. Each of the persons listed on Appendix B is a citizen of the United States. During the last five years, none of the persons listed on Appendix B has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he/she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                  The following information relates to JS:

                    (a)       Name: Jay L. Schottenstein

                    (b)       Business Address: 1800 Moler Road, Columbus, OH
                              43207

                    (c) Principal Occupation: Investor in real estate and retail operations

                    (d)/(e) During the last five years, JS has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor


                                   (10 of 37)
                              has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f)       Citizenship: USA


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  JLP purchased an aggregate of 1,386,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $14,196,630. JLP acquired such Shares by drawing from its existing line of credit with National City Bank.

                  JLPIII purchased an aggregate of 1,219,800 Shares for an aggregate consideration (including brokerage commissions) of approximately $13,373,480. SSC acquired such Shares by drawing from JLP's line of credit with National City Bank.

                  The aggregate purchase price for the acquisition of the Company and Burnham Pacific Operating Partnership, L.P. ("OP") would be funded with a combination of debt and equity financing. A newly organized company (the "Acquisition Company" as described further below) will be capitalized with up to $300 million of equity and debt financing comprised of the assumption of certain indebtedness of the Company and up to $800 million of new senior debt currently contemplated to be provided by an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation.

ITEM 4.           PURPOSE OF TRANSACTION.

                  On June 7, 1999, SSC, on behalf of the Reporting Group, transmitted a letter (the "Proposal Letter") to the Company proposing that the Reporting Group, through the Acquisition Company, acquire by merger all of the Shares of the Company not owned by the Reporting Group at a price per Share of $13.00 in cash (the "Offer Price").


                                   (11 of 37)

                  The Reporting Group seeks to acquire control of the Company by merger. The Reporting Group has made a proposal pursuant to which the Company would merge with and into the Acquisition Company (the "Company Merger"), with the Acquisition Company as the surviving corporation. Pursuant to the Company Merger, holders of Shares would receive the Offer Price. In addition, simultaneously with the Company Merger, a wholly owned subsidiary of the Acquisition Company would merge (the "OP Merger") with and into OP, with OP as the surviving entity in the merger. Pursuant to the OP Merger, holders of limited partnership interests ("OP Units") in OP would be able to elect to receive either (a) the Offer Price in cash, (b) common OP Units in the OP with a per unit value equal to the Offer Price; or (c) preferred OP Units in the OP with a liquidation preference per unit equal to the Offer Price.

                  The Reporting Group's proposal also contemplates that in connection with the mergers, the preferred stock of the Company held by Westbrook Partners, L.L.C. ("Westbrook") and the preferred operating units of OP held by Blackacre Capital Group, L.P. ("Blackacre") would be acquired for cash. The Reporting Group has initiated preliminary conversations with both Westbrook and Blackacre to acquire their preferred stock and preferred OP Units.

                  The description of the Reporting Group's proposal is qualified in its entirety by reference to the complete text of the Proposal Letter, a copy of which is filed as an Exhibit hereto and incorporated by reference herein.

                  It should be noted that the possible activities of the Reporting Group are subject to change at any time, and that the Reporting Persons may purchase additional Shares of the Company from time to time in the open market, in privately negotiated transactions with third parties or otherwise or may sell Shares held by them in the open market, in privately negotiated transactions or otherwise; however, there is no assurance that the Reporting Persons will actually purchase any additional Shares or dispose of any Shares.

                  The information set forth in Item 3 of this Statement is hereby incorporated by reference.

                  Except as set forth above, as of the date of this Statement none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.


                                   (12 of 37)

Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date of this Statement, the Reporting Persons beneficially owned the number of Shares respectively set forth below. The percentages set forth below represent the percentage of the outstanding Shares (based on a total of 31,960,008 Shares outstanding as reported in the Company's Quarterly Report on Form 10Q for the quarterly period ended March 31 1999) represented by the Shares beneficially owned by the Reporting Persons.


Reporting Person            Number of Shares                   Percent
----------------            ----------------                   -------
JLP                            1,386,000                         4.3%
JLPIII                         1,219,800                         3.8%
SPAMC                          2,605,800                         8.2%
JS                             2,605,800                         8.2%
SSC                                0                              0%

                  As of the date of this Statement, the Reporting Persons beneficially owned an aggregate of 2,605,800 Shares, or approximately 8.2% of the Shares deemed outstanding.


                  Except as set forth in this Paragraph (a) of this Item 5, to the best knowledge of the Reporting Persons, none of the other persons identified pursuant to Item 2 above beneficially owns any Shares.


                  By virtue of their status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the Shares owned by the other members. However, the filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities held by any other member of the Reporting Group.

                                   (13 of 37)

                  (b) JLP has sole voting power and sole investment power with respect to all of the 1,386,000 Shares it beneficially owns.

                  JLPIII has sole voting power and sole investment power with respect to all of the 1,219,800 Shares it beneficially owns.

                  By virtue of being the sole general partner of each of JLP and JLPIII, SPAMC is for purposes of this Statement, a beneficial owner of all the Shares of which each of JLP and JLPIII is a beneficial owner.

                  By virtue of being the trustee of each of the trusts which constitute all of the shareholders of SPAMC, JS may be for purposes of this Statement, a beneficial owner of all the Shares of which SPAMC is a beneficial owner.

                  SPAMC disclaims beneficial ownership of the aggregate 2,605,800 Shares, referred to above, as to which it may be deemed to have shared voting and dispositive power. JS disclaims beneficial ownership of the aggregate 2,605,800 Shares, referred to above, as to which he may be deemed to have shared voting and dispositive power.

                  (c) The information concerning transactions in the Shares effected by the Reporting Persons during the past 60 days is set forth in Appendix C hereto and incorporated herein by reference. All such transactions were effected through the open market.

                  (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  JLP has entered into a letter agreement, dated May 13, 1999 (the "Engagement Letter"), with Donaldson, Lufkin & Jenrette ("DLJ") pursuant to which DLJ was retained as JLP's exclusive financial advisor in connection with any Transaction (as defined in the Engagement Letter) involving the Company. In


                                   (14 of 37)
consideration of the services to be performed by DLJ pursuant to the Engagement Letter, JLP agrees (i) to pay DLJ a fee equal to 0.55% of the aggregate value of outstanding Shares of the Company (treating any Shares issuable upon exercise of options, warrants or other rights of conversion as outstanding) plus the amount of any debt assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the Transaction, payable at the consummation of a Transaction, and (ii) upon request by DLJ, to reimburse DLJ for all reasonable and necessary out-of-pocket expenses, whether or not a Transaction is consummated.

                  In the event a Transaction is not consummated and JLP is entitled to receive a "termination fee", "break-up fee", "topping fee" or other form of compensation (the "Break-up Fee"), then JLP agrees to pay to DLJ in cash, promptly upon JLP's receipt of such Break-up Fee, an amount equal to one-third (33.3%) of such Break-up Fee received, less any amounts previously paid pursuant to clause (ii) above. In the event the Break-up Fee is paid to JLP in whole or part in securities, the value of such securities shall be calculated in accordance with the terms of the Engagement Letter.

                  If within twelve months after the date of the Engagement Letter, JLP shall (i) sell, dispose of or otherwise transfer any rights to (or take any action which would result in any such sale, disposition or transfer at some later date) any securities of the Company which it owned at the date of the Engagement Letter or which it acquires within twelve months of such date to any person, or (ii) terminate its effort to effect the Transaction, in addition to the fees referred to above, JLP agrees to pay DLJ a fee equal to twenty-two and one-half percent (22.5%) of the profit (as calculated in accordance with the terms of the Engagement Letter), before taxes, earned by JLP as a result of any such sale, disposition, transfer or termination, subject to a maximum of $1.0 million. If any such securities of the Company have not been sold, disposed of or otherwise transferred within eighteen months after the date of the Engagement Letter, such securities shall be deemed to have been sold at the last sale price therefor on the preceding trading day.

                  JLP has also agreed to indemnify DLJ against certain liabilities and expenses in connection with the performance of its services as


                                   (15 of 37)
financial advisor under the Engagement Letter. In addition, SSC has also agreed to unconditionally guarantee to DLJ (i) the discharge by JLP of all of JLP's obligations under the Engagement Letter and (ii) JLP's obligations to indemnify DLJ against certain liabilities and expenses. The foregoing description of the terms of DLJ' retention is qualified in its entirety by reference to the Engagement Letter, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein.

                  Except as disclosed in this Statement, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between
(a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) any other person, other than the Proposal Letter and the Engagement Letter filed herewith as Exhibit 1 and
Exhibit 2, respectively.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  The following are filed herewith as exhibits to this Statement.

Exhibit 1.        Proposal Letter, dated June 7, 1999

Exhibit 2.        Engagement Letter, dated May 13, 1999, between JLP and DLJ




                                   (16 of 37)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 1999

                                  JUBILEE LIMITED PARTNERSHIP

                                  By: SCHOTTENSTEIN PROFESSIONAL ASSET
                                      MANAGEMENT CORP., as sole general
                                      partner

                                      By: /s/ Jay L. Schottenstein
                                          --------------------------------------
                                          Name: Jay L. Schottenstein
                                          Title: President & Chairman


                                  JUBILEE LIMITED PARTNERSHIP III

                                  By: SCHOTTENSTEIN PROFESSIONAL ASSET
                                      MANAGEMENT CORP., as sole general
                                      partner

                                      By: /s/ Jay L. Schottenstein
                                          --------------------------------------
                                          Name: Jay L. Schottenstein
                                          Title: President & Chairman


                                  SCHOTTENSTEIN STORES CORPORATION

                                  By: /s/ Jay L. Schottenstein
                                      ------------------------------------------
                                      Name: Jay L. Schottenstein
                                      Title: Chairman & Chief Executive Officer



                                 /s/ Jay L. Schottenstein
                                 -----------------------------------------------
                                 JAY L. SCHOTTENSTEIN




                                   (17 of 37)

                                                                   APPENDIX A

                     NAMES, BUSINESS ADDRESSES AND PRINCIPAL
                OCCUPATIONS OF THE DIRECTORS, EXECUTIVE OFFICERS
                           AND CONTROLLING PERSONS OF
                SCHOTTENSTEIN PROFESSIONAL ASSET MANAGEMENT CORP.

                             Residence or
                             Business                                                Present Principal
Name                         Address          Directorships     Offices              Occupation
----                         -------          -------------     -------              ----------
Jay L. Schottenstein                *         Director          President and        Chairman of Board and
                                                                Chairman             CEO of SSC(1)

Saul Schottenstein                  *         Director            ____               Vice Chairman of VCDS(2)

Thomas R. Ketteler                  *         Director          Vice President       COO and Executive Vice
                                                                Finance and          President - Finance
                                                                Treasurer            and Treasurer of SSC

James Schaye, Jr.                   *           ____            Vice President       Same

Benton E. Kraner                    *           ____            Vice President       Partner - Swanson,
                                                                                     Kraner & Gesler
                                                                                     1800 Moler Road,
                                                                                     Columbus, OH  43207

Jeffrey D. Swanson                  *           ____            Vice President       Partner - Swason,
                                                                                     Kraner and Gesler
                                                                                     1800 Moler Road
                                                                                     Columbus, OH  43207

Dathard V. Steele                   *           ____            Vice President and   Same
                                                                Assistant Secretary

Irwin A. Bain                       *           ____            Vice President,      Vice President,
                                                                Secretary and        Secretary and General
                                                                General Counsel      Counsel of SSC

Gerald Greenfield                   *           ____            Vice President,      Vice President,
                                                                Assistant            Assistant Secretary
                                                                Secretary and        and Assistant General
                                                                Assistant General    Counsel of SSC
                                                                Counsel

Shawn E. Smith                      *           ____            Vice President,      Vice President,
                                                                Assistant            Assistant Secretary
                                                                Secretary and        and Assistant General
                                                                Assistant General    Counsel of SSC
                                                                Counsel

Tod H. Friedman                     *           ____            Assistant            Assistant Secretary
                                                                Secretary and        and Assistant General
                                                                Assistant General    Counsel of SSC
                                                                Counsel



                                   (18 of 37)

* 1800 Moler Road, Columbus, OH 43207

(1) Schottenstein Stores Corporation, 1800 Moler Road, Columbus, OH  43207
(2) Value City Department Stores, Inc., 3241 Westerville Road, Columbus, OH
    43224













                                   (19 of 37)

                                                                    APPENDIX B

                     NAMES, BUSINESS ADDRESSES AND PRINCIPAL
                OCCUPATIONS OF THE DIRECTORS, EXECUTIVE OFFICERS
                           AND CONTROLLING PERSONS OF
                        SCHOTTENSTEIN STORES CORPORATION

                             Residence or
                             Business                                                Present Principal
Name                         Address          Directorships     Offices              Occupation
----                         -------          -------------     -------              ----------
Jay L. Schottenstein                *         Director          Chairman of Board    Same
                                                                & Chief Executive
                                                                Officer

Saul Schottenstein                  *         Director          President            Vice Chairman of Value
                                                                                     City Department
                                                                                     Stores, Inc., 3241
                                                                                     Westerville Road,
                                                                                     Columbus, OH  43224




Geraldine Schottenstein             *         Director             _____             N/A

Susan Diamond                       *         Director             _____             N/A

Ari Deshe                           *         Director             _____             Chairman & CEO of Safe
                                                                                     Auto Insurance
                                                                                     company, 3883 E. Broad
                                                                                     Street, Columbus, OH
                                                                                     43213

Thomas R. Ketteler                  *         Director          C.O.O. & E.V.P. -    Same
                                                                Finance and
                                                                Treasurer

David Thompson                      *           ____            E.V.P.               President-Value City
                                                                                     Furniture, 1800 Moler
                                                                                     Road, Columbus, OH
                                                                                     43207

Edward K. Arndt                     *           ____            V.P., Real Estate    Same

Irwin A. Bain                       *           ____            V.P., Secretary &    Same
                                                                General Counsel

Michael Broidy                      *           _____           V.P., Corporate      Same
                                                                Affairs

Jeff Gould                          *           _____           V.P., Acquisitions   Same



                                   (20 of 37)

Gerald Greenfield                   *           _____           V.P., Assistant      Same
                                                                Secretary and
                                                                Assistant General
                                                                Counsel

Benton E. Kraner                    *           _____           Vice President       Partners - Swanson,
                                                                                     Kramer & Gesler, 1800
                                                                                     Moler Road, Columbus,
                                                                                     OH 43207

Jeffrey D. Swanson                  *           _____           Vice President       Partners - Swanson,
                                                                                     Kramer & Gesler, 1800
                                                                                     Moler Road, Columbus,
                                                                                     OH 43207

Shawn E. Smith                      *           _____           Vice President,      Same
                                                                Assistant
                                                                secretary &
                                                                Assistant General
                                                                Counsel

Tod H. Friedman                     *           _____           Assistant            Same
                                                                Secretary &
                                                                Assistant General
                                                                Counsel



* 1800 Moler Road, Columbus, OH 43207









                                   (21 of 37)

                                                                   APPENDIX C


                    TRANSACTIONS BY THE REPORTING PERSONS IN
                     BURNHAM PACIFIC PROPERTIES, INC. SHARES
                             DURING THE PAST 60 DAYS

                           Jubilee Limited Partnership

Date                  Number of Shares   Price Per Share ($)  Commission ($)        Total Cost ($)
----                  -----------------  -------------------  --------------        --------------
                      Bought
                      ------
13-Apr-99                  21,200              10.050             1,060.00              213,060.00
14-Apr-99                  26,800              10.050             1,340.00              269,340.00
16-Apr-99               1,063,000              10.053            53,150.00           10,686,232.70
21-May-99                 275,000              11.011            13,750.00            3,027,997.50



                         Jubilee Limited Partnership III

Date                 Number of Shares      Price Per Share ($)  Commission ($)        Total Cost ($)
----                 -----------------     -------------------  --------------        --------------
                     Bought
                     ------
21-May-99                 125,000               11.011            6,250.00            1,376,362.50
26-May-99                  19,300               10.846              965.00              209,333.59
27-May-99                 821,900               10.933           41,095.00            8,985,503.94
01-Jun-99                 250,000               11.050           12,500.00            2,762,500.00
04-Jun-99                3,600.00               11.050              180.00               39,780.00





                                   (22 of 37)

                                  Exhibit Index


Exhibit                                                                   Page
-------                                                                   ----

1.       Proposal Letter, dated June 7, 1999                               24

2.       Engagement letter, dated May 13, 1999, between Jubilee Limited
         Partnership and Donaldson, Lufkin & Jenrette                      27






                                   (23 of 37)